FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               August 25, 2006

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: August 25, 2006
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary




                     NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company



Smith & Nephew plc



2. Name of shareholder having a major interest



The Capital Group Companies, Inc.



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18



Non-beneficial



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them




Capital Guardian Trust Company:

State Street Nominees Ltd   2,286,200

Bank Of New York Nominees Ltd   1,373,118

Northern Trust 243,500

Chase Manhattan Bank Australia Ltd   3,100

Chase Nominees Ltd   9,286,566

BT Globenet Nominees Ltd   350,100

Midland Bank plc   1,473,600

Cede & Co 113,700

Deutsche Bank Mannheim 4,500

Bankers Trust 538,145

Barclays Bank 93,000

Brown Bros 42,700

Nortrust Nominees 3,691,034

MSS Nominees Ltd   64,700

State Street Bank & Trust Co  134,500

Citibank 9,800

Citibank NA 32,000

Deutsche Bank AG 3,600

HSBC Bank plc  2,900

Mellon Bank NA 132,000

ROY Nominees Ltd   23,900

Mellon Nominees (UK) Ltd   750,400

HSBC 33,800

JP Morgan Chase Bank   954,133



Capital International Ltd:

State Street Nominees Ltd   67,100

Bank of New York Nominees  1,190,517

Northern Trust   386,544

Chase Nominees Ltd   710,493

Midland Bank plc   125,600

Citibank London  13,500

Morgan Guaranty  77,500

Nortrust Nominees  762,972

MSS Nominees Limited 16,200

State Street Bank & Trust Co   362,100

Lloyds Bank 3,900

Citibank   8,300

Citibank NA 382,700

Deutsche Bank AG   24,700

HSBC Bank plc  291,265

Mellon Bank NA 28,700

Northern Trust AVFC 80,038

KAS UK 33,000

Mellon Nominees (UK) Ltd 48,600

Bank One London  48,400

JP Morgan Chase Bank 7,100

Raiffeisen Zentral Bank 348,300

Fortis Bank   10,500

Metzler Seel Sohn & Co.   8,100

Nordea Bank   75,900

Bayerische Hypo Und Vereinsbank AG   13,000



Capital International SA:

Chase Nominees Ltd   452,500

Midland Bank plc 11,000

Pictet & Cie  50,100

State Street Bank & Trust Co 39,000

Lloyds Bank 18,500

HSBC Bank plc 150,900

JP Morgan Chase Bank 12,900

Metzler Seel Sohn & Co.   11,600



Capital Research and Management Company:

State Street Nominees Ltd  23,381,800

Chase Nominees Ltd   109,191,771

JPM Nominees Ltd 30,000

State Street Bank & Trust Co 182,000



Capital International Inc

State Street Nominees Limited 647,800

Bank of New York Nominees 243,800

Northern Trust 15,400

Chase Nominees Limited 761,000

Midland Bank  19,000

Bankers Trust 11,200

Nortrust Nominees 136,300

State Street Bank & Trust Co 47,900

Citibank 9,000

Citibank NA 132,700

HSBC Bank plc 35,400

JP Morgan Chase Bank 38,100





5. Number of shares / amount of stock acquired



Not disclosed



6. Percentage of issued class



Not disclosed



7. Number of shares / amount of stock disposed



................................................................



8. Percentage of issued class



................................................................



9. Class of security



Ordinary shares of US 20 cents



10. Date of transaction



23.08.06



11. Date company informed



25.08.06



12. Total holding following this notification



162,395,696



13. Total percentage holding of issued class following this notification



17.24%



14. Any additional information



................................................................



15. Name of contact and telephone number for queries



Phil Higgins - Assistant Company Secretary

020 7960 2228



16. Name and signature of authorised company official responsible for making this notification



Phil Higgins - Assistant Company Secretary



Date of notification



25.08.06



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.